Exhibit 99.1

Ad hoc release according to article 17 para.1 MAR

Planegg/Munich, Germany, January 13, 2020

Ad hoc: MorphoSys and Incyte Sign Global Collaboration and

License Agreement, including U.S. Co-Commercialization and Ex-

U.S. Commercialization Rights, for Tafasitamab

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announces that it today has entered into a global collaboration and licensing agreement with Incyte Corporation to further develop and commercialize MorphoSys’ proprietary anti-CD19 antibody tafasitamab. Tafasitamab is an Fc-engineered antibody against CD19 currently in clinical development for the treatment of B cell malignancies.

Under the terms of the agreement, MorphoSys will receive an upfront payment of $750 million. In addition, Incyte will make an equity investment into MorphoSys of $150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments amounting to up to $1.1 billion. MorphoSys will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range of net sales.

In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys leading the commercialization strategy and booking all revenues from sales of tafasitamab. Incyte and MorphoSys will be jointly responsible for commercialization activities in the U.S. and will share profits and losses on a 50:50 basis. Outside the U.S., Incyte will have exclusive commercialization rights, and will lead the commercialization strategy and book all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales.

Furthermore, the companies will share development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte will cover 100% of the future development costs for trials that are specific to ex-U.S.countries.

The agreement between MorphoSys and Incyte, including the equity investment, is subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities, and will become effective as soon as these conditions have been met.

END OF AD HOC RELEASE

About Tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. MorphoSys is clinically investigating tafasitamab as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). Based on interim data from L-MIND, in October 2017 the U.S. FDA granted Breakthrough Therapy Designation for tafasitamab plus lenalidomide in this patient population. Re-MIND, the real-world data lenalidomide alone matched control cohort met its primary endpoint in October 2019, demonstrating clinical superiority of the tafasitamab/lenalidomide combination compared to lenalidomide alone. The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

About Incyte Corporation

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit Incyte.com and follow @Incyte.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreement for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreement for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih Vice President Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com